Filed by Micro Linear Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Micro Linear Corporation

Commission File No.: 000-24758

Micro Linear Investor Contact:

Jim Mathias

Shelton Group Investor Relations

jmathias@sheltongroup.com

972-239-5119 x 115

Micro Linear Announces ISS Recommendation That

Micro Linear Stockholders Vote “FOR” Sirenza Merger

SAN JOSE, CA.—October 9, 2006—Micro Linear Corporation (NASDAQ:MLIN) today announced that Institutional Shareholder Services (ISS), a leading U.S. independent proxy advisory firm, has recommended that stockholders of Micro Linear vote in favor of Micro Linear’s proposed merger with Sirenza Microdevices, Inc. (NASDAQ:SMDI). A special meeting of Micro Linear’s stockholders to vote on the merger is scheduled for October 20, 2006 at 10:00 a.m. PT.

ISS is widely recognized as the leading independent proxy advisory firm in the nation. Its recommendations are relied upon by hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country.

In recommending that Micro Linear stockholders vote FOR the merger with Sirenza, ISS noted in its October 6, 2006 report that its review of the terms of the transaction, and particularly the reasonable premium offered by Sirenza and the strategic process engaged in by Micro Linear, led it to believe that the merger deserved the Micro Linear stockholders’ support.

“We are very pleased that ISS has recommended that Micro Linear’s stockholders vote in favor of the merger with Sirenza,” said Tim Richardson, CEO of Micro Linear. “We believe that the merger should result in a stronger, more competitive company that is well positioned to continue to build stockholder value.”

Micro Linear Corporation

Micro Linear Corporation is a fabless semiconductor company specializing in wireless integrated circuit solutions, which enable a variety of wireless products serving a global market. These transceivers can be used in many streaming wireless applications such as cordless phones, PHS handsets, wireless speakers and headphones, security cameras, game controllers, cordless headsets and other personal electronic appliances. Headquartered in San Jose, California, Micro Linear’s products are available through its authorized representatives and distributors worldwide. For more information, please visit www.microlinear.com

Safe Harbor for Forward-Looking Statements

This news release contains forward-looking statements regarding future events or results, including any statements regarding Micro Linear’s expectations as to the closing of the acquisition and the effects of the acquisition on Micro Linear or its stockholders, or regarding the future prospects of the combined company. Micro Linear cautions readers that such statements are, in fact, predictions that are subject to risks and uncertainties, and that actual events or results may differ materially. Factors that could cause actual events or results to differ materially include, but are not limited to: the failure of any of the conditions to closing in the merger agreement to be satisfied, unforeseen difficulties in combining and integrating the operations of the two companies, the reactions of either company’s stockholders, customers, vendors or competitors, or the risk factors included in Micro Linear’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission in August 2006 and the Registration Statement on Form S-4 filed by Sirenza with the Securities and Exchange Commission in September 2006, as amended. Micro Linear expressly disclaims any current intention to update its forward-looking statements, and the estimates and assumptions associated with them, at any time or for any reason.

Additional Information and Where to Find It

This press release is not a proxy statement or a prospectus for the proposed transaction. Sirenza has filed a registration statement on Form S-4 (Registration No. 333-137086) in connection with Sirenza’s proposed acquisition of Micro Linear, which includes Micro Linear’s proxy statement and Sirenza’s prospectus for the proposed transaction. Investors are urged to read the proxy statement/prospectus, which contains important information about the proposed transaction. The proxy statement/prospectus and other documents which are filed by Sirenza or Micro Linear with the Securities and Exchange Commission (the “SEC”) are available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made by Sirenza to Sirenza Microdevices, Inc., 303 S. Technology Court, Broomfield, CO 80021, Attention: Investor Relations or by directing a request when such a filing is made by Micro Linear to Micro Linear Corporation, 2050 Concourse Drive, San Jose, CA 95131, Attention: Investor Relations.

Micro Linear, its directors and certain of its executive officers, as well as Sirenza, its directors and certain of its executive officers, may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Micro Linear and their respective interests in the proposed transaction is set forth in the proxy statement/prospectus that Sirenza and Micro Linear have filed with the SEC in connection with the proposed transaction. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus.